UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.____)*

                               EPIX Medical, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    26881Q10
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 pages

-------------------------                           ---------------------------
|CUSIP NO. 237920-10-3  |           13G            |   Page 2 of 7 Pages       |
|          -----------  |                          |       ---  ---            |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  Lauffer Grantor Retained Annuity Trust                             |
|        |  04-6829383                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |  Not Applicable                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Massachusetts                                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    |  SOLE VOTING POWER                       |
|                          |        |  0                                       |
|        NUMBER OF         |--------|------------------------------------------|
|         SHARES           |   6    |  SHARED VOTING POWER                     |
|      BENEFICIALLY        |        |  811,237                                 |
|        OWNED BY          |--------|------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |  0                                       |
|         PERSON           |--------|------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |  811,237                                 |
|--------|---------------------------------------------------------------------|
|  9     |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |  811,237                                                            |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |
|        |  SHARES*                                                       [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  7.23%                                                              |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |  00                                                                 |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 pages

-------------------------                           ---------------------------
|CUSIP NO. 237920-10-3  |           13G            |   Page 3 of 7 Pages       |
|          -----------  |                          |       ---  ---            |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  Randall B. Lauffer                                                 |
|        |  ###-##-####                                                        |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |  Not Applicable                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  United States                                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    |  SOLE VOTING POWER                       |
|                          |        |  267,761                                 |
|        NUMBER OF         |--------|------------------------------------------|
|         SHARES           |   6    |  SHARED VOTING POWER                     |
|      BENEFICIALLY        |        |  873,903                                 |
|        OWNED BY          |--------|------------------------------------------|
|          EACH            |   7    |  SOLE DISPOSITIVE POWER                  |
|       REPORTING          |        |  267,761                                 |
|         PERSON           |--------|------------------------------------------|
|          WITH            |   8    |  SHARED DISPOSITIVE POWER                |
|                          |        |  873,903                                 |
|--------|---------------------------------------------------------------------|
|  9     |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |  1,141,664                                                          |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |
|        |  SHARES*                                                       [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  10.18%                                                             |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON*                                          |
|        |  IN                                                                 |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 7 pages

Item 1 (a)    Name of Issuer.

              EPIX Medical, Inc.

Item 1 (b)    Address of Issuer's Principal Executive Office.

              71 Rogers Street
              Cambridge, Massachusetts 02142

Item 2 (a)    Name of Person Filing    Item 2 (b) Address of Principal Business      Item 2 (c) Citizenship
                                       Office
Randall B. Lauffer                     EPIX Medical, Inc.                            United States
                                       71 Rogers Street
                                       Cambridge, Massachusetts 02142

Lauffer Grantor Retained Annuity       EPIX Medical, Inc.                            Massachusetts
Trust                                  c/o Randall B. Lauffer, Trustee
                                       71 Rogers Street
                                       Cambridge, Massachusetts 02142


Item 2 (d)    Title of Class of Securities.

              Common Stock, $.01 par value per share

Item 2 (e)    CUSIP Number.

              26881Q10

Item 3        Type of Reporting Person.

              Not applicable; this statement is filed pursuant to Rule 13d-1(c).

Item 4        Ownership.

Item 4 (a)    Amount Beneficially Owned as of December 31, 1997.

              Randall B. Lauffer                         1,141,664(1)
              Lauffer Grantor Retained Annuity Trust       811,237

Item 4 (b)    Percentage of Class.

              Randall B. Lauffer                            10.18%
              Lauffer Grantor Retained Annuity Trust         7.23%


-----------------------
(1) Includes 46,666 shares held of record by Mr. Lauffer's wife. Also includes 16,000 shares held of record by The Lauffer Irrevocable Trust dated September 22, 1995 and 811,237 shares held of record by the Lauffer Grantor Retained Annuity Trust. The filing of this statement shall not be construed as an admission that Mr. Lauffer is the beneficial owner of any of the shares held of record by his wife or The Lauffer Irrevocable Trust dated September 22, 1995.


                                Page 4 of 7 pages

Item 4 (c) Number of shares as to which such person has:

       (i)  sole power to vote or to direct the vote:
            Randall B. Lauffer                        267,761
            Lauffer Grantor Retained Annuity Trust          0

      (ii)  shared power to vote or to direct the vote:
            Randall B. Lauffer                        873,903
            Lauffer Grantor Retained Annuity Trust    811,237

      (iii) sole power to dispose or to direct the disposition of:
            Randall B. Lauffer                        267,761
            Lauffer Grantor Retained Annuity Trust          0

       (iv) shared power to dispose or to direct the disposition of:
            Randall B. Lauffer                        873,903
            Lauffer Grantor Retained Annuity Trust    811,237

         The Lauffer Grantor Retained Annuity Trust expressly disclaims beneficial ownership of any shares of EPIX Medical, Inc., except any shares held directly of record.

Item 5   Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8   Identification and Classification of Members of the Group.

         Not applicable.

Item 9   Notice of Dissolution of Group.

         Not applicable.

Item 10  Certification.

         Not applicable; this statement is filed pursuant to Rule 13d-1(c).


         Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13d-1(f).


                                Page 5 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 1, 1998


                                         /s/ Randall B. Lauffer
                                         ---------------------------------
                                         Randall B. Lauffer


                                         LAUFFER GRANTOR RETAINED
                                          ANNUITY TRUST

                                         /s/ Randall B. Lauffer
                                         ---------------------------------
                                         Name: Randall B. Lauffer
                                         Its: Trustee


                                Page 6 of 7 pages

                                                                       Exhibit 1
                                                                       ---------

                            JOINT FILING AGREEMENT OF
                             RANDALL B. LAUFFER AND
                     LAUFFER GRANTOR RETAINED ANNUITY TRUST

         The undersigned hereby agree that the Schedule 13G with respect to the securities of EPIX Medical, Inc., dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


Dated: February 1, 1998


                                             /s/ Randall B. Lauffer
                                             ---------------------------------
                                             Randall B. Lauffer



                                             LAUFFER GRANTOR RETAINED
                                              ANNUITY TRUST


                                             /s/ Randall B. Lauffer
                                             ---------------------------------
                                             Name: Randall B. Lauffer
                                             Its: Trustee


                                Page 7 of 7 pages